UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

OLD DOMINION FREIGHT LINE, INC.

(Name of Issuer)

Common Stock (par value $.10 per share)

(Title of Class of Securities)

679580100 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 pages

CUSIP No.    679580100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John R. Congdon, Jr., Custodian

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 11,004 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 11,004 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,004

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN (See Item 4)

Page 2 of 11 pages

CUSIP No.    679580100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John R. Congdon, Jr. Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 294,648 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 294,648 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,648

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.8%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 3 of 11 pages

CUSIP No.    679580100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John R. Congdon Trust for Michael Davis Congdon

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 61,810 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 61,810 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,810

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 4 of 11 pages

CUSIP No.    679580100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John R. Congdon Trust for Peter Whitefield Congdon

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 53,920 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 53,920 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,920

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 5 of 11 pages

CUSIP No.    679580100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John R. Congdon Trust for Mary Evelyn Congdon

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 63,367 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 63,367 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,367

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 6 of 11 pages

Item 1.

(a)	Name of Issuer:

Old Dominion Freight Line, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

500 Old Dominion Way

Thomasville, NC 27360

Item 2.

(a)	Names of Persons Filing:

(i)	John R. Congdon, Jr., Custodian
(ii)	John R. Congdon, Jr. Revocable Trust
(iii)	John R. Congdon Trust for Michael Davis Congdon
(iv)	John R. Congdon Trust for Peter Whitefield Congdon
(v)	John R. Congdon Trust for Mary Evelyn Congdon

(b)	Address of Principal Business Office:

As to (i) through (v):    7511 Whitepine Road

                                         Richmond, VA 23237

(c)	Place of Organization or Citizenship:

(i)            USA

(ii)–(v)    Virginia

(d)	Title of Class of Securities:

Common Stock ($.10 par value)

(e)	CUSIP Number:

679580100

Item 3.    If this Statement Is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing Is a

Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(c) and
Rule 13d-1(f), but not a group filing.

Item 4.    Ownership.

The securities reported herein are beneficially owned by John R. Congdon, Jr., as Custodian for his children, the John R. Congdon, Jr. Revocable Trust, the John R. Congdon Trust for Michael Davis Congdon, the John R. Congdon Trust for Peter Whitefield Congdon and the John R. Congdon Trust for Mary Evelyn Congdon. The total securities reported is 484,749

Page 7 of 11 pages

shares of the Issuer’s Common Stock, which constitutes 4.6% of such shares as of December 31, 2002.

As of December 31, 2002, John R. Congdon, Jr., as Custodian for his children, owns directly 11,004 shares (0.1%) of the Issuer’s Common Stock.

As of December 31, 2002, the John R. Congdon, Jr. Revocable Trust owns directly 294,648 shares (2.8%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2002, the John R. Congdon Trust for Michael Davis Congdon owns directly 61,810 shares (0.6%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2002, the John R. Congdon Trust for Peter Whitefield Congdon owns directly 53,920 shares (0.5%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2002, John R. Congdon Trust for Mary Evelyn Congdon owns directly 63,367 shares (0.6%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Trustee, has sole voting and sole dispositive power over those shares.

(a)    Amount beneficially owned:

(i)	11,004
(ii)	294,648
(iii)	61,810
(iv)	53,920
(v)	63,367

(b)    Percent of Class:

(i)	0.1%
(ii)	2.8%
(iii)	0.6%
(iv)	0.5%
(v)	0.6%

(c)    Number of Shares as to which such person has:

(i)    Sole power to vote or to direct the vote

(i)	11,004
(ii)	294,648
(iii)	61,810
(iv)	53,920
(v)	63,367

(ii)  Shared power to vote or to direct the vote

Page 8 of 11 pages

(i)–(v) -0-

(iii) Sole power to dispose or to direct the disposition of

(i)	11,004
(ii)	294,648
(iii)	61,810
(iv)	53,920
(v)	63,367

(iv) Shared power to dispose or to direct the disposition of

(i)–(v) -0-

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person

See information in Item 4, above.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding

Company

Not Applicable

Item 8.    Identification and Classification of Members of the Group

See Item 3 and Item 4, above.

Item 9.    Notice of Dissolution of Group

Not Applicable

Item 10.    Certification.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Page 9 of 11 pages

February 10, 2003.

JOHN R. CONGDON, JR., Custodian

/s/ John R. Congdon, Jr.
John R. Congdon, Jr., Custodian for Peter Whitefield Congdon and Michael D. Congdon

JOHN R. CONGDON, JR. REVOCABLE TRUST
By:	/s/ John R. Congdon, Jr. John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR MICHAEL DAVIS CONGDON
By:	/s/ John R. Congdon, Jr. John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR PETER WHITEFIELD CONGDON
By:	/s/ John R. Congdon, Jr. John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR MARY EVELYN CONGDON
By:	/s/ John R. Congdon, Jr. John R. Congdon, Jr., Trustee

Page 10 of 11 pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 10, 2003.

JOHN R. CONGDON, JR., Custodian

/s/ John R. Congdon, Jr.
John R. Congdon, Jr., Custodian for Peter Whitefield Congdon and Michael D. Congdon

JOHN R. CONGDON, JR. REVOCABLE TRUST
By:	/s/ John R. Congdon, Jr. John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR MICHAEL DAVIS CONGDON
By:	/s/ John R. Congdon, Jr. John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR PETER WHITEFIELD CONGDON
By:	/s/ John R. Congdon, Jr. John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR MARY EVELYN CONGDON
By:	/s/ John R. Congdon, Jr. John R. Congdon, Jr., Trustee

Page 11 of 11 pages